EXHIBIT 2
September 26, 2007
Independent Members of the Board of Directors
Levitt Corporation
Gentlemen:
Over the last ten months, public records indicate that a committee of the Board of Directors of Levitt had at least ten separate meetings to discuss the valuation of Levitt. The Company retained Houlihan Lokey to assist in valuing the assets of Levitt in conjunction with the proposed acquisition of Levitt by BFC Financial (BFC). With the recent termination of the BFC merger, we can only assume that BFC management, through Mr. Levan and Mr. Abdo, now have access to this information. This situation stands in stark contrast to that of the average minority Levitt shareholder who has only the minimum disclosure as required by S.E.C. regulation. Zero valuation information has been provided regarding these hard to value real estate assets. Mr. Levan, when pressed by us to provide a level playing field for all investors by disclosing the Company’s valuation findings, replied that the valuation of Levitt’s key real estate assets were so nebulous that “our guess was as good as his”. We find that statement to be simply outrageous. The fact is that insiders within Levitt now process material non-public information regarding the Company’s valuation. Levitt’s own Policy Statement on Insider Trading states that “Information is material if a reasonable person would think that it is important in deciding whether to buy, sell or hold the stock”. That’s your definition, not ours.
Early reports from the annual meeting indicate that some 78% of the non-BFC votes cast were voted against this transaction. In reality, we believe the percentage vote against by non-affiliated minority shareholders to be even greater, since one must assume that all non-BFC directors and employee cast their shares in the affirmative. Could there be a more powerful message that could be sent to the Board? We view the upcoming rights offering as nothing more than the blatant forced sale at $2.00 by those shareholders unable to justify additional investment in this vacuum of information. It favors insiders with an unethical advantage of relevant information. For this purpose we note that, while unethical is a relative concept, the Company’s own Code of Business Conduct has set the bar high, requiring nothing less than “the highest standard of personal and professional integrity” by Company Directors. With the Core Communities commercial real estate now sold in principle, we believe your fiduciary duty demands that the size of the upcoming rights offering be significantly curtailed, if not eliminated. If the Board decides to continue with the rights offering in its current massively dilutive form, we demand that all Board members and affiliates be excluded from participation. It is our strong belief that the rights proposal in its current form promises only to leave your tenure as a member of the Levitt Board of Directors with a legacy of litigation and poor corporate governance.

September 26, 2007
Page #2
Thank you for your time and attention.
Sincerely,
Phil Frohlich

ANNEX A

	Shares Purchased/
Date	(Sold)	Price Per Share	Total Cost
8/1/2007	100	6.64	664
8/1/2007	39,900	6.65	265,343
8/1/2007	40,000	7.05	282,008
8/3/2007	(700)	6..05	(4,234)
8/3/2007	(27,900)	6.00	(167,389)
8/8/2007	(2,500)	5.90	(14,746)
8/8/2007	(1,400)	5.87	(8,224)
8/8/2007	(3,300)	5.89	(19,444)
8/8/2007	(1,600)	5.86	(9,382)
8/8/2007	(200)	5.82	(1,164)
8/8/2007	(11,394)	6.22	(70,862)
8/15/2007	(1,500)	3.48	(5,227)
8/15/2007	(400)	3.60	(1,440)
8/15/2007	(7,600)	3.59	(27,274)
8/15/2007	(1,000)	3.16	(3,162)
8/28/2007	437,098	2.04	891,696
8/28/2007	100,000	2.07	207,008
8/28/2007	150,000	2.08	312,008
8/29/2007	1,243,028	2.02	2,510,957
8/29/2007	600,000	2.04	1,224,016
8/30/2007	3,090	2.06	6,372
9/5/2007	52,613	2.06	108,398
9/5/2007	20,461	2.05	41,954
9/10/2007	14,480	2.06	29,837
9/24/2007	231,062	2.02	466,753